ALMAH, INC.
           Pembroke House, 28-32 Pembroke St Upper, Dublin 2, Ireland
                             Telephone 353-871536401
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                                                               February 24, 2012

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Almah, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 21, 2012
    File No. 333-178883

Dear Ms. Ransom:

Thank you for your assistance in the review of our filing. In response to your comment letter dated February 23, 2012 we have the following responses. We have filed on EDGAR a marked revised copy of our Registration Statement on Form S-1/A which incorporates the changes made in response to your comments as itemized herein.

General

1. We have included in our filing that the Company currently has no plans to merge with another company; we plan to implement our business plan as set forth in the Registration Statement.

Statement of Operations, page F-3

2. We have revised the line item on the Statement of Operations and the number now appears in the correct column.

Signatures, page II-4

3. We have added to the registration statement the signature of Joey Power in his capacity as a sole director of the Company.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.
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The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 23, 2012. However, we will provide further information upon request.

Sincerely,


/s/ Joey Power
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Joey Power
President & Director